

October 30, 2013

Via E-Mail
Mr. Jay Wells
Chief Financial Officer
Cott Corporation
5519 West Idlewild Ave.
Tampa, FL 33634

      Re: **Cott Corporation**
              Form 10-K for the Year Ended December 29, 2012
              Filed February 27, 2013
              File No. 001-31410

Dear Mr. Wells:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 29, 2012

Financial Statements

Note 1—Summary of Significant Accounting Policies

Basis of presentation, page F-8

1.   We note you disclosure under this heading that you had fifty two weeks of activities for the years ended December 29, 2012, December 31, 2011 and January 1, 2011. You appear to have a 52-53 week fiscal year. If so, please confirm this fact to us and disclose it in future filings along with your actual year-end, e.g., the Saturday closest to December 31. To the extent any 53 week fiscal year has a material effect upon operations, please quantify and discuss this effect in Management's Discussion and Analysis.

Note 23—Guarantor Subsidiaries, page F-42

2.	We note your disclosure indicating that the 2017 Notes and 2018 Notes issued by your wholly-owned subsidiary, Cott Beverages, Inc., are unconditionally guaranteed on a senior basis pursuant to guarantees by Cott Corporation and certain other wholly owned subsidiaries. We also note that you have not presented separate financial statements and separate disclosures concerning subsidiary guarantors because management has determined such information is not material to the holders of the above-mentioned notes. Please provide us your analysis and explain to us how your current disclosure complies with Rule 3-10 of Regulation S-X.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	You may contact Joanna Lam at (202) 551-3476 or Nasreen Mohammed at (202) 551-3773 at (202) 551- 3854 if you have questions regarding comments on the financial statements and related matters.

					Sincerely,

					/s/Tia L. Jenkins

					Tia L. Jenkins
					Senior Assistant Chief Accountant
					Office of Beverages, Apparel, and
					Mining